

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 31, 2011

Mr. Edmund C. King
Acting President and Chief Financial Officer
Invisa, Inc.
1800 2nd Street
Suite 965
Sarasota, Florida 34236

> **Re:** **Invisa, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 14, 2011**
> **File No. 000-50081**

Dear Mr. King:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year ended December 31, 2010

Item 9a – Controls and Procedures, page 12

Management's Annual Report on Internal Control Over Financial Reporting, page 12

1. We do not see that you included a statement identifying the framework used by
    management to evaluate the effectiveness of your internal control over financial reporting
    as required by Item 308(a)(2) of Regulation S-K. Please tell us and amend your filing to
    disclose the framework you have used in your assessment of the effectiveness of internal
    control over financial reporting. If you did not use the framework and criteria established
    in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring
    Organizations of the Treadway Commission (the "COSO framework"), please explain to
    us how the framework you used in your assessment of the effectiveness of internal
    control over financial reporting represents "a suitable, recognized control framework that
    is established by a body or group that has followed due-process procedures, including the
    broad distribution of the framework for public comment" as required by Section II.B.3.a
    of SEC Release 33-8238/34-47986, which you can find in our website at
    http://www.sec.gov/rules/final/33-8238.htm#iib3.

Financial Statements, page F-1

Statements of Cash Flows, page F-5

2. We note your line item called Share Based Compensation and Proforma officer
    compensation herein. We also noted a proforma officer compensation line item in your
    statement of stockholders' deficit on page F-4. Please explain what proforma officer
    compensation represents and provide us with your related accounting. Please cite the U.S.
    GAAP authoritative accounting guidance upon which you based your accounting and
    presentation for the referenced line item.

Notes to Financial Statements, page F-7

Note B. Summary of Significant Accounting Policies, page F-7

Inventories, page F-7

3. We note that while your sales have decreased significantly, your inventories have
    increased. Please revise future filings to clearly disclose your policy regarding the
    assessment of inventory for impairment. Please provide us with a proposed revised
    disclosure as part of your response.

Note F. Due to Stockholders and Officers, page F-11

4. Your footnote indicates that the liability as of December 31, 2009 *and* 2010 was $20,260, however, your balance sheet indicates that the balance at December 31, 2009 was $105,334. Please reconcile the noted inconsistency.

Note G. Lines of Credit, page F-11

5. We see that you present a liability for accrued interest expense of $92,376 and $0 as of December 31, 2009 and December 31, 2010, respectively. We also see you indicated herein that accrued interest under these obligations totaled $63,443 at December 31, 2010. Please tell us what the accrued interest expense relates to and why the accrual was reduced to $0 as of December 31, 2010.

Note H – Gain on Settlement of Debt, page F-12

6. We see that you wrote off debt of approximately $25,000 in 2009 and $127,000 in 2010 pursuant to the expiration of the statute of limitations of the State of Florida. Please tell us your basis for de-recognition of your liability and cite the accounting guidance upon which you based your accounting. Please provide us with a copy of any legal opinions you have obtained that supports your elimination of the referenced liabilities.

Exhibit 31

7. In future filings, including any amendments, please revise your certifications to remove the reference to small business issuer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman at (202) 551-3640 or Jay Webb at (202) 551-3604 if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3212.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief